Exhibit 99.1

Three Regional Councils in Israel Install the SaverOne System on School Buses to Ensure the safety of Students

The short-term potential just in Israel for this vertical is 54 regional councils and hundreds of school buses

Petah Tikvah, Israel, August 31, 2022 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in transportation safety solutions, today announced that ahead of the start of the school year on September 1, the regional councils of Hermon, Mate Asher and Yoav in Israel, have installed the SaverOne system on school buses to prevent drivers from being distracted by their mobile phones while driving students to their schools.

As part of SaverOne’s strategic plan to focus on public transportation, and in particular the safe transportation of students on school buses, the Company aims in the coming weeks for the SaverOne system to be installed on the school buses of additional regional councils throughout Israel. The potential for this vertical is 54 regional councils throughout the country, with many hundreds school buses.

Commented Ori Gilboa, CEO of SaverOne, “Sending text messages while driving has become a global epidemic, not just among private drivers, but also drivers responsible for dozens of passengers. For the parents of students in the councils of Hermon, Mate Asher and Yoav, this will be one less worry for the upcoming year. Unfortunately, school bus accidents are not uncommon and every year, we hear of many tragic accidents causing death and injury to students, which could have been avoided had the driver not been distracted. Our solution therefore offers a highly attractive proposition to this market segment, as the additional cost of a SaverOne system on a school bus, pales in significance against the safety of our children. We are planning on rolling out this solution to additional regional councils and school districts in Israel in the coming quarters, with a long-term goal to provide our protection solution to students in the US, Europe and globally.”

About the SaverOne System

SaverOne systems can be installed in private vehicles, trucks and buses and provide a solution to the problem of driver distraction away from the road, that results from drivers using specific distracting applications on the mobile device while driving, in a way that endangers their safety and the safety of passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile device while driving.

SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging while allowing navigation, without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, as well as insurance and leasing companies that are very interested in reducing potential damages and significant costs. SaverOne is initially addressing car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future. The Company’s longer-term strategy is to address vehicle manufacturers, to install the Company’s protection technologies in the vehicle manufacturing process as an OEM.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of transportation safety solutions designed to save lives by preventing car accidents resulting from distraction, by the use of mobile phones while driving. The SaverOne system provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of distracting applications that may become life-threatening.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424b4 filed with the Securities and Exchange Commission on June 6, 2022. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il